Exhibit 4.7

WRITTEN ACTION OF THE BOARD OF DIRECTORS

of
CHS INC.

WHEREAS, the Board of Directors of CHS Inc. (the “Company”) has created a series of capital stock designated “Class B Cumulative Redeemable Preferred Stock” (the “Class B Preferred Stock”), pursuant to a resolution adopted                         , 2013 (the “Creation Resolution”), and has authorized the issuance of up to        million shares of the Class B Preferred Stock, Series 1, pursuant to a resolution adopted                         , 2013 (the “Authorizing Resolution”);

WHEREAS, the Authorizing Resolution authorizes issuance of the Shares containing final pricing terms (including the initial dividend rate and period, the terms of any rate reset, the initial offering price per share, any no-call period, and the date from which dividends begin to accumulate) to be approved by a written action of this Board of Directors at the time of pricing of the Shares; and

WHEREAS, the pricing of the Shares has been concluded on acceptable terms and conditions.

RESOLVED, that this Board of Directors authorizes the issuance and sale of the Shares containing the following final pricing terms:

(1)   A dividend rate of                                        percent (        %) per annum (equivalent to $         per annum per Share), until                                 , 2023.

(2)   The issuance and sale of                                      Shares at an initial offering price of $     per Share.

(3)   A rate reset provision providing for adjustment of the initial dividend rate ten years after original issuance based on the formula included in the Registration Statement (provided that the dividend rate shall not in any event be greater than 8% per annum), and for this purpose the Relevant Spread will be                   % [i.e., the initial credit spread], and the Relevant Ten Year Reset Rate will be                                                     .

(4)   The Shares shall be subject to a no call period of ten (10) years from their date of issuance, during which the Shares will not be subject to optional redemption by the Company.

(5)   Dividends shall be fully cumulative and shall accumulate without interest from and including                         , 2013.